TRENT

25 June 2007

RECEIVED
2007 JUL -3 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Severn Trent Plc – Annual Report and Annual General Meeting'

07024875

Yours faithfully

Rachel Jeavons
Company Secretarial Assistant

Encl.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

7/3

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc – Annual Report and Annual General Meeting

Severn Trent Plc (the "Company") has submitted two copies of the following documents to the UK Listing Authority:

- Annual Report and Accounts 2007;
- Annual Review 2007;
- Notice of Annual General Meeting ("AGM"); and
- Form of Proxy.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000

The Annual Report or Annual Review, together with the Notice of AGM and Form of Proxy were posted to shareholders on 20 June 2007. These documents (with the exception of the Form of Proxy) are available on the Company's website at www.severntrent.com.

The Annual Report and Accounts 2007 for Severn Trent Water Limited have also been published and are available on Severn Trent Water's website at www.stwater.co.uk.

END